Press release

Date May 21, 2002

**VNU INVESTOR & AN[illegible] CONFERENCE:
GLOBAL LEADERSHIP IN MARKETING & MEDIA INFORMATION**

Haarlem, The Netherlands - VNU, a leading international media and information company, is hosting presentations for the financial community today in London and tomorrow in New York, to highlight the group's Marketing & Media Information strategy and operational development.

VNU last year completed its strategic transformation to focus on branded, 'must-have' professional information services that offer attractive growth and margin potential. VNU is the world leader in Marketing & Media Information. In 2001, on a pro forma basis, this group has generated about 70% of revenues and about 55% of total operating income. This activity has been split-up into two separate groups: VNU Marketing Information which is spearheaded by ACNielsen and VNU Media Measurement & Information which is spearheaded by Nielsen Media Research.

In line with previous indications for the period 2002-2004, VNU expects annual revenue growth in constant currencies of 5-7% at Marketing Information and at least 8% annual at Media Measurement & Information. EBITA (earnings before interest, tax and goodwill amortization) margins of both groups are also expected to increase substantially.

With regard to the outlook for 2002 for VNU as a whole we reiterate the statement made on March 13, 2002 and on April 16, 2002 during the General Meeting of Shareholders: "It is expected that the positive development in operating income of the Marketing & Media Information group will compensate to a great extent for the development of operating income of the Business Information group as well as for the elimination of operating income of both the Consumer Information and Educational Information groups which were sold in 2001. Net interest expense will decline substantially in 2002 due to a lower level of average outstanding loans. Together, these developments provide a positive view of VNU's prospects. However, in view of uncertain economic conditions, VNU believes that it is too early to project an increase in cash earnings per share.
In 2002, total VNU investments will reach a similar high level as in 2001, specifically at Nielsen Media Research and ACNielsen. VNU expects that after 2002 this level will gradually decline."

The hand-out of the presentations will be available via our corporate website www.vnu.com at 10.30 a.m. CET as of today.

dlw 6/4

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

VNU

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4.3 billion.

Forward looking statements

This document contains forward looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.